Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(5)
(To prospectus dated October 2, 2008)	Registration No. 333-152452
4,000,000 Shares of Common Stock
LJ International Inc.
     This prospectus supplement relates to an offering by us of 4,000,000 shares of our common stock, and warrants to purchase shares of one of our wholly-owned subsidiaries, at a purchase price of $3.25 per share to three institutional investors for aggregate gross proceeds of $13,000,000. In connection with this offering, we will pay cash fees and issue warrants to Worldwide Gateway Co., Ltd. as our exclusive placement agent. See “Plan of Distribution” on page 3 for more information regarding these arrangements.
     Our common stock trades on the NASDAQ Global Market under the symbol “JADE.” On October 22, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $5.03 per share.
     The aggregate market value of our outstanding common stock held by non-affiliates is $109.0 million, based on 24,959,172 shares outstanding as of October 19, 2010, of which 21,794,190 shares are held by non-affiliates, and a per share price of $5.00 based on the closing sale price of our common stock on October 15, 2010. As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus supplement.
     You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein carefully before you invest. Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form F-3 (SEC File No. 333-152452), which was declared effective by the Securities and Exchange Commission on October 2, 2008, is hereby incorporated by reference into this Prospectus Supplement No. 1.
     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is October 26, 2010

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $100,000,000, of which this offering is a part. Prior to this offering, we have not sold any of our shares or warrants under our shelf registration statement.
In the prospectus, we provide you with a general description of the shares of our common stock that we are offering and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and about our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.
You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” on page 14 of the accompanying prospectus before investing in our common stock and warrants. In addition to the documents listed on page 15 of the accompanying prospectus and future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, we are also incorporating by reference our current report on Form 6-K dated October 22, 2010, which includes among its exhibits the following relevant exhibits:
•	the execution form of Securities Purchase Agreement; and

•	the form of Warrant of Enzo Jewelry Inc.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

USE OF PROCEEDS
Upon our sale of 4,000,000 shares of our common stock pursuant to this offering, the proceeds to us from this offering, before deducting the placement agent’s fee and other offering expenses, will be $13,000,000 based upon the public offering price of $3.25 per share. We plan to use the net proceeds we raise for general corporate and working capital purposes.
Pending application of the proceeds of the sale of securities, we may invest the net proceeds of the sale in short-term, investment-grade, interest-bearing instruments.
DILUTION
The net tangible book value of our common stock on September 30, 2010 was $92.2 million, or approximately $3.71 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards.
Without taking into account any other changes in net tangible book value after September 30, 2010, other than the sale of the 4,000,000 shares of common stock offered by us under this prospectus supplement at a price of $3.25 per share and after deducting the placement agent’s fee and other offering expenses payable by us estimated at $0.8 million, our net tangible book value would have been $104.4 million, or approximately $3.62 per share. This represents an immediate dilution in net tangible book value of approximately $0.09 per share to existing stockholders and an immediate accretion in net tangible book value of $0.37 per share to new investors.
PLAN OF DISTRIBUTION
This prospectus supplement relates to an offering by us of 4,000,000 shares of our common stock, and warrants to purchase shares of one of our wholly-owned subsidiaries, at a purchase price of $3.25 per share to three institutional investors for aggregate gross proceeds of $13,000,000. In connection with this offering, we will pay cash fees and issue warrants to purchase shares of one of our wholly-owned subsidiaries to Worldwide Gateway Co., Ltd. (“Worldwide”), our exclusive placement agent.
Worldwide may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, Worldwide would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by Worldwide. Under these rules and regulations, Worldwide:
•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such time as it has completed its participation in the distribution.